

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2017

Daniel T. Accordino
President and Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

   Re: Carrols Restaurant Group, Inc.
     Registration Statement on Form S-4
     Filed September 28, 2017
     File No. 333-220679

Dear Mr. Accordino:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

        Sincerely,

        /s/ Justin Dobbie

        Justin Dobbie
        Legal Branch Chief
        Office of Transportation and Leisure